UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

VBI VACCINES INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

91822J202

(CUSIP Number)

July 10, 2023

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Brii Biosciences Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,131,447 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,131,447 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,131,447 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1) (2)
12	TYPE OF REPORTING PERSON CO

(1) (A) On July 5, 2023, the Reporting Person and VBI Vaccines Inc. (the “Issuer”) entered into a Stock Purchase Agreement pursuant to which the Reporting Person agreed to purchase from the Issuer 1,818,182 shares of the common stock, no par value, of the Issuer (the “Common Stock”) and 1,818,182 warrants to purchase an additional 1,818,182 shares of Common Stock exercisable within 60 days of the date hereof (the “Warrants”). Because the Warrants are only exercisable to the extent that the Reporting Person beneficially owns 9.99% or less of the outstanding shares of Common Stock, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person beneficially owns 9.99% of the outstanding shares of Common Stock. (B) Also includes 76,503 shares of Common Stock otherwise owned by the Reporting Person.

(2) Calculated based on the 21,335,812 shares of Common Stock outstanding as of July 11, 2023, as reported by the Issuer in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 11, 2023.

Item 1	(a)	Name of Issuer:

VBI Vaccines, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

160 Second Street, Floor 3
Cambridge, MA 02142

Item 2	(a)	Name of Person Filing:

This Statement is being filed by Brii Biosciences Limited (the “Reporting Person”).

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

The Reporting Person’s principal business address is:

One City Center 110 Corcoran Street Suite 5-110 Durham, NC 27701 United States

Item 2	(c)	Citizenship:

Cayman Islands

Item 2	(d)	Title of Class of Securities:

Common Stock, no par value per share

Item 2	(e)	CUSIP Number:

91822J202

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

None.

Item 4.	Ownership

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023

Brii Biosciences Limited

By:	/s/ Ankang Li
Name: Ankang Li
Title: Executive Director, Chief Strategy and Financial Officer